Filed Pursuant To Rule 433

Registration No. 333-275079

June 12, 2025

Host: With so many ETFs out there, what makes yours unique and what should advisors look for to differentiate your products from the rest?

Krista Lynch: We are really differentiated by our history of being crypto focused. A lot of people don't realize Grayscale has been around for over 10 years, initially launching GBTC in 2013. We are the pioneer of really bringing this exposure to market and continuing to innovate in a way that's both compliant with regulatory needs, but also can help investors get access to really niche and new exposures in the digital asset space. And recently we've continued to innovate. We actually spun off 10% of the assets in that flagship fund into what is now the lowest cost spot bitcoin ETP in the US by expense ratio. So we continue to hear what our investor demands are. We wanna keep bringing innovative products to market in a compliant form. And that's really been our heritage and will continue to be our marching plans forward.

Grayscale Bitcoin Trust ETF (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.